

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2013

Via E-mail
Frank Bakker
President and Chief Executive Officer
OCI Partners LP
P.O. Box 1647
Nederland, Texas 77627

>   **Re: OCI Partners LP**
>   **Supplemental Response to Registration Statement on Form S-1**
>   **Filed September 18, 2013**
>   **File No. 333-189350**

Dear Mr. Bakker:

We have reviewed your supplemental response and we have the following comments.

Prospectus Summary, page 1
Recent Developments, page 8

1. We note your disclosure regarding the recent unplanned downtime that occurred during the current quarter ending September 30, 2013 and that you have made a business interruption claim with your insurance providers to cover a portion of your losses associated with the unplanned downtime. Please quantify the estimated impact of the unplanned downtime on your quarterly results. Quantify your losses associated with the unplanned downtime as well as the amount of the portion of the losses you submitted to your insurance provider. . Also, please clarify, throughout your filing, that your historical results, pro forma results, and forecasted results do not include or assume unplanned downtime and address the potential risks and impact future unplanned downtime could have on such results.

Historical Financial Statements - OCI Beaumont LLC
(1) Supplemental Pro Forma Information, page F-18
(1) Supplemental Pro Forma Information, page F-31

2. We note the unaudited pro forma basic and diluted earnings per common unit disclosures you provide in your annual and interim financial statements only include the number of units that would have been required to fund the distribution to OCI USA Inc. as outstanding but do not reflect the change in capital structure that will result from the transactions being presented. It appears to us that, in addition to including the number of units that would have been required to fund the distribution to OCI USA Inc. as outstanding, you should also include the number of units that OCI USA Inc. essentially received for their equity interests as outstanding,

similar to how you would reflect a stock split. It is not clear to us how or why you believe the current per unit disclosures are meaningful or appropriate.

You may contact Melinda Hooker, Staff Accountant, at 202-551-3732 or Anne McConnell, Staff Accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Kevin Struve, Via E-mail
    Brett Braden, Via E-mail